Exhibit 99.1

TRANSCANADA CORPORATION – THIRD QUARTER 2005

Quarterly Report to Shareholders

Media Inquiries:	Kurt Kadatz/Jennifer Varey	(403) 920-7859
(800) 608-7859
Analyst Inquiries:	David Moneta	(403) 920-7911
(800) 361-6522

TransCanada Announces Third Quarter Results,

Board Declares Dividend of $0.305 per Share

CALGARY, Alberta – November 1, 2005 – (TSX: TRP) (NYSE: TRP)

Third Quarter 2005 Highlights:

(All financial figures are in Canadian dollars unless noted otherwise).

•                  Net income for third quarter 2005 of $427 million or $0.88 per share; includes after-tax gain of $193 million or $0.40 per share realized on close of sale of TransCanada Power, L.P. (Power LP)

•                  Funds generated from operations for third quarter 2005 of $489 million

•                  Dividend of $0.305 per common share declared by the Board of Directors

•                  Bruce Power L.P. (Bruce Power) closed agreement with Ontario Power Authority (OPA) to restart and refurbish Bruce A units on October 31, 2005; TransCanada increased ownership interest in Bruce Power A units and will invest in the $4.25 billion restart and refurbishment program.

TransCanada Corporation today announced net income for third quarter 2005 of $427 million or $0.88 per share compared to $245 million or $0.51 per share for the same period in 2004.  Net income for third quarter 2004 included net income from discontinued operations of $52 million or $0.11 per share, reflecting  recognition of initially deferred gains relating to the disposition of the company’s Gas Marketing business in 2001.

Net income from continuing operations (net earnings) for third quarter 2005 of $427 million or $0.88 per share rose by $234 million or $0.48 per share.  This increase was primarily due to an after-tax gain of $193 million or $0.40 per share from the sale of the company’s interest in Power LP to EPCOR Utilities Inc. (EPCOR).  Excluding this non-recurring gain,  net earnings for third quarter 2005 were $234 million or $0.48 per share compared to net earnings of $193 million or $0.40 per share for third quarter 2004.  This increase was mainly due to higher net earnings from the Power and Gas Transmission businesses, partially offset by an increase in Corporate’s net expenses.

TransCanada’s net income for the nine months ended September 30, 2005 was $859 million or $1.77 per share compared to $847 million or $1.75 per share for the comparable period in 2004.   Net income for the nine months ended September 30, 2004 included net income from discontinued operations of $52 million or $0.11 per share.

Net earnings for the nine months ended September 30, 2005 were $859 million or $1.77 per share compared to $795 million or $1.64 per share for the comparable period in 2004.  Net earnings for the first nine months of 2005 included non-recurring gains totalling $242 million relating to the sale of the company’s interest in Power LP and the sale of TC PipeLines, LP (PipeLines LP) units, while net earnings for the nine months ended September 30, 2004 included after-tax gains related to the sale of assets to Power LP and other non-recurring gains totalling $194 million.  Excluding non-recurring items, TransCanada’s net earnings on a year-to-date basis increased $16 million or $0.03 per share.

Funds generated from operations were $489 million and $1,375 million for the three and nine months ended September 30, 2005, respectively, compared with $387 million and $1,184 million for the same periods in 2004.

“Higher net income from our Power business was driven in large part by higher equity income from our investment in Bruce Power,” said Hal Kvisle, chief executive officer.  “Also contributing to earnings growth on a year-over-year basis were contributions from TransCanada Hydro Northeast and Gas Transmission Northwest, both of which were acquired over the past year.

“These results demonstrate that our growth strategy in our core businesses – and our prudent, disciplined approach to new investments – is delivering strong overall financial performance and creating tangible value for our shareholders.  Our growing earnings and cash flow and our strong balance sheet are clear evidence our strategy is working,” he added.

“Our announcement in October of our increased interest in the Bruce A facilities and our intent to  invest in the Bruce Power refurbishment and restart program is an excellent example of our ability to add to our portfolio of high-quality, long-life energy infrastructure assets.”

On October 17, 2005, TransCanada announced that Bruce Power and the OPA, a Crown Corporation of the Province of Ontario, entered into a long-term agreement under which Bruce Power will restart the currently idle Units 1 and 2, extend the operating life of Unit 3 by replacing its steam generators and fuel channels when required and replace the steam generators on Unit 4.  With the restart of Units 1 and 2, Bruce Power’s output will rise by approximately 1,500 megawatts (MW) to more than 6,200 MW. The capital program for the restart and refurbishment work is expected to total approximately $4.25 billion.  TransCanada’s approximate $2.125 billion share will be financed through capital contributions over the period from 2005 to 2011.

As a result of this agreement between Bruce Power and the OPA, and Cameco Corporation’s decision not to participate in the Bruce A restart and refurbishment program, a new partnership has been created. The newly formed Bruce Power A Limited Partnership (BALP) will sublease the Bruce A facilities, which are comprised of Units 1 to 4, from Bruce Power.  The effect of these transactions is that TransCanada and BPC Generation Infrastructure Trust each incurred a net cash outlay of approximately $100 million and each has a partnership interest in BALP of 47.4 per cent. The Power Workers’ Union and The Society of Energy Professionals hold the remaining 5.2 per cent. Day-to-day operations at the Bruce facility will be unaffected by these changes. Through its interest in the ongoing Bruce Power, TransCanada retains its 31.6 per cent share of the Bruce B facilities, which are comprised of Units 5 to 8.

The agreement and above transactions were completed October 31, 2005 with the receipt of a favourable tax ruling from the Canada Revenue Agency.

Mr. Kvisle also noted that recent developments in Alaska are encouraging.  “TransCanada looks forward to working with the State of Alaska and the three Alaska producers to develop shipping agreements and other related arrangements for the movement of Alaska natural gas to the Alberta Hub and beyond,” he said.  “We continue to work with Mackenzie Delta natural gas producers and the Aboriginal Pipeline Group to bring Mackenzie natural gas to market.”

During the third quarter, TransCanada:

•                  Closed the sale of its interest in Power LP to EPCOR for net proceeds of $523 million.  TransCanada realized an after-tax gain on the transaction of $193 million. Following the close of the transaction on August 31, 2005, the name of the partnership changed from TransCanada Power, L.P. to EPCOR Power L.P. (the Partnership).   Effective upon the closing of the sale, TransCanada was no longer the general partner of the Partnership and TransCanada and its affiliates ceased to own Partnership units.

•                  Completed the installation of all major equipment at the Bécancour power plant in Trois-Rivières, Québec.  Overall, the project remains on time and on budget.  TransCanada expects to bring the 550 MW cogeneration plant into service in September 2006.  The construction cost of the Bécancour project is estimated at approximately $500 million.

•                  Continued to negotiate and award construction contracts, and to fulfill requirements related to the environmental permitting process for the Cartier Wind Energy project in the Gaspé region of Québec.   Construction of two of the six wind farms is scheduled to commence in spring 2006.  In October 2004, Cartier Wind Energy Inc. was awarded six projects by Hydro-Québec Distribution representing a total of 740 MW.  Long-term electricity supply contracts for the entire output were signed with Hydro-Québec in February 2005.  These projects represent an expected total investment of more than $1.1 billion and are expected to be commissioned beginning in late 2006 and continue through 2012.  TransCanada owns 62 per cent of Cartier Wind Energy Inc.

•                  Received endorsement in September 2005 from a majority (57.2 per cent) of the residents of the village of Cacouna, Québec for a proposed liquefied natural gas (LNG) facility to be built at Gros Cacouna harbour on the St. Lawrence River.  The Cacouna Energy joint venture between Petro-Canada and TransCanada proposes a $660 million project that would be capable of receiving, storing and regasifying imported LNG with an average send-out capacity of approximately 500 million cubic feet per day of natural gas.  The Cacouna Energy Project will be required to meet a number of regulatory requirements at both the federal and provincial levels.

Teleconference

TransCanada will hold a teleconference today at 7 a.m. (Mountain) / 9 a.m. (Eastern) to discuss the third quarter 2005 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate should phone 1-800-387-6216 or 416-405-9328 (Toronto area) at least 10 minutes prior to the start of the teleconference.  No passcode is required. A live audio webcast of the teleconference will also be available on TransCanada’s website at www.transcanada.com.

The conference will begin with a short address by members of TransCanada’s executive management, followed by a question and answer period for investment analysts.  A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern) November 8, 2005 by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering passcode 3164062. The webcast will be archived and available for replay on www.transcanada.com.

About TransCanada

TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure. TransCanada’s network of approximately 41,000 kilometres (25,600 miles) of pipeline transports the majority of Western Canada’s natural gas production to key Canadian and U.S. markets. A growing independent power producer, TransCanada owns, or has interests in, approximately 6,000 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

Third Quarter

2005 Financial Highlights

(unaudited)

Operating Results	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2005	2004	2005	2004

Revenues	1,491	1,307	4,342	4,007

Net Income
Continuing operations	427	193	859	795
Discontinued operations	—	52	—	52
	427	245	859	847
Cash Flows
Funds generated fromoperations	489	387	1,375	1,184
Capital expenditures	166	97	409	291
Acquisitions, net of cash acquired	—	49	632	63

	Three months ended September 30		Nine months ended September 30
Common Share Statistics	2005	2004	2005	2004

Net Income Per Share - Basic
Continuing operations	$0.88	$0.40	$1.77	$1.64
Discontinued operations	—	0.11	—	0.11
	$0.88	$0.51	$1.77	$1.75
Dividends Declared Per Share	$0.305	$0.29	$0.915	$0.87

Common Shares Outstanding (millions)
Average for the period	486.7	484.4	485.9	484.0
End of period	487.0	484.5	487.0	484.5

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